UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2019

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2019 and 2018	3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2019	4

Notes to Financial Statements	5-11

Supplemental Schedules:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2019	12-32

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the FirstEnergy Corp. Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

We have served as the Plan’s auditor since 2003.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY

Cleveland, Ohio
June 24, 2020

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2019	2018
Assets
Investments:
Investments, at fair value (see Note 5)	$3,670,882,017	$3,172,777,320
Investments, at contract value (see Note 6)	502,317,046	518,933,112
Total investments	4,173,199,063	3,691,710,432

Receivables:
Accrued interest and dividends	2,147,616	2,712,270
Notes receivable from participants	61,682,151	60,318,749
Due from brokers	56,671,193	810,830
Total receivables	120,500,960	63,841,849
Total assets	4,293,700,023	3,755,552,281

Liabilities
Administrative expenses payable	1,154,702	1,405,818
Due to brokers	25,290,602	26,577,452
Total liabilities	26,445,304	27,983,270

Net assets available for benefits	$4,267,254,719	$3,727,569,011

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31, 2019
Additions:
Contributions:
Employer	$49,664,890
Participant	168,495,935
Total contributions	218,160,825

Investment Income:
Interest and dividends	69,639,230
Net change in fair value of investments	753,208,454
Total investment income	822,847,684

Interest income on notes receivable from participants	3,100,381

Deductions:
Distributions to participants	(497,795,407)
Administrative expenses	(6,627,775)
Total deductions	(504,423,182)

Increase in net assets available for benefits	539,685,708

Net assets available for benefits, beginning of year	3,727,569,011

Net assets available for benefits, end of year	$4,267,254,719

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

1.	Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (IRC).

Administration

FirstEnergy Corp. (FirstEnergy) is the sponsor of the Plan. The FirstEnergy Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Record keeping with respect to individual participant accounts is maintained by Fidelity Investments (Fidelity). As of December 31, 2018 and March 2019, plan assets are held in trust under an arrangement with State Street Bank & Trust Company (State Street). Beginning April 2019 plan assets are held in trust under an arrangement with Fidelity.

Participation

Generally, all full-time and part-time employees of FirstEnergy's subsidiaries and participating employers not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

Effective January 1, 2018, except as further noted, new employees who do not make an affirmative election are deemed to have made an election to contribute 6% of eligible earnings for each payroll period increasing by 1% each April until the employee contribution rate reaches 10%. Certain union participants are automatically enrolled at 2%, Utility Workers Union of America (UWUA) Local 180 is without escalation and International Brotherhood of Electrical Workers (IBEW) Local 777 has an increase of 1% per year up to 4%. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date. A participant may change any automatic contribution at any time.

Contributions

Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (22% for participants represented by UWUA Local 180) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (UWUA Local 180 and IBEW Local 777 are not eligible to elect Roth 401(k) contributions). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions and/or Roth contributions, called “catch-up” contributions. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions and/or Roth contributions to the Plan will reach the applicable annual IRC limit on that type of contribution.

FirstEnergy makes a matching contribution of 50% on the first 6% of eligible compensation contributed by an employee, except for IBEW Local 777 and UWUA Local 180 participants who receive a matching contribution of 80% and 60%, respectively, on the first 4% of eligible contributions. All employer matching contributions are invested in FirstEnergy common stock, except for certain IBEW Local 777 and UWUA Local 180 participants whose matching contributions are invested in cash. Catch-up contributions are not eligible for matching contributions. The number of shares of FirstEnergy common stock contributed to each participant is based on the market price of FirstEnergy common stock as of the end of each pay period. FirstEnergy matching contributions are non-cash contributions made by issuing shares of common stock. Plan participants may diversify matching contributions held in FirstEnergy common stock at any time, subject to certain limitations.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

Investments

Participants direct the investment of their contributions and account balances into various investment options including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement dates, sixteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the New York Stock Exchange (NYSE), the NYSE MKT LLC (formerly known as the American Stock Exchange or NYSE Amex LLC) or the NASDAQ and a wide range of mutual funds.

The Plan’s investment options include a fund of shares of FirstEnergy common stock, which together with a small portion of cash maintained for liquidity purposes, are recorded on a unit basis. FirstEnergy’s common shares are traded on the NYSE and participation units in the FirstEnergy Common Stock Fund are valued at the NYSE closing price on the last business day of the plan year. The valuation per share of FirstEnergy’s common stock was $48.60 and $37.55 at December 31, 2019 and 2018, respectively. The valuation per unit of the FirstEnergy Common Stock Fund was $59.29 and $45.84 at December 31, 2019 and 2018, respectively, due to cash maintained in the fund for liquidity purposes.

Notes Receivable from Participants

Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000, including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. Effective April 1, 2019, the interest rate for new loans will be equal to the prime rate that is published by Reuters on the last day of the month before the start of the calendar quarter in which the loan is approved, plus one percent (1%). The range of interest rates on outstanding loan balances during the year ended December 31, 2019 was 4.25% to 9.75%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and interest are credited to the participant’s account when made, generally through payroll deduction.

Payment of Benefits

Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value or a portion of his or her account, defer payment to a later date (not beyond age 70-1/2) or receive installment payments. In the event of a participant’s death, the participant’s spouse may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan, all other beneficiaries must withdraw or rollover the former participant's account within 180 days.

Subsequent Events

Management evaluates events and transactions occurring subsequent to the date of the financial statements that affect recognition or disclosure to the financial statements.

On March 31, 2018, FirstEnergy Solutions Corp, including its subsidiaries and FirstEnergy Nuclear Operating Company (FES Debtors) announced that, in order to facilitate an orderly financial restructuring, they filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code with the Bankruptcy Court. On February 27, 2020, the FES Debtors effectuated their plan of reorganization and emerged from bankruptcy. Employees of the FES Debtors exited from the Plan on February 27, 2020.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 (novel coronavirus) as a pandemic. The rapidly developing pandemic has generated significant uncertainty in the global economy and volatility in financial markets. The COVID-19 pandemic has affected and may continue to affect the market price of common stock and other Plan assets. Due to the ongoing economic uncertainty and volatility caused by COVID-19, the resulting financial impact to the Plan cannot be reasonably estimated. Following this declaration, the U.S. Federal government passed the “Coronavirus Aid, Relief, and Economic Security (CARES) Act” on March 27, 2020.The CARES Act, among other things, allows eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020 for qualifying reasons associated with the COVID-19 pandemic and permits suspension of loan payments due for up to one year. The Plan has implemented the majority of the allowable changes.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

Investment income consists of interest and dividend income. The net change in the fair value of investments consists of realized and unrealized gains and losses on those investments.  Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

3.	Recent Accounting Pronouncements

There were no recent accounting pronouncements not yet adopted which have a material impact on the Plan.

4.	Plan Termination

Although FirstEnergy has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.	Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements.

The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– Quoted prices for identical or similar instruments in markets that are not active; and
– Model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of December 31, 2019 or 2018, or during the year ended December 31, 2019.

There were no changes in valuation methodologies for assets measured at fair value during 2019.

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2019 and 2018:

	December 31, 2019
	Level 1	Level 2	Total

Common Collective Trusts	$—	$1,834,496,249	$1,834,496,249

FirstEnergy Common Stock Fund
FirstEnergy Common Stock	528,965,705	—	528,965,705
Cash and Cash Equivalents	—	1,441,037	1,441,037
Total FirstEnergy Common Stock Fund	528,965,705	1,441,037	530,406,742

Registered Investment Companies	852,898,759	298,836,932	1,151,735,691

Self Managed Brokerage Accounts[1]	—	154,243,335	154,243,335

Total Investments at Fair Value[2]	$1,381,864,464	$2,289,017,553	$3,670,882,017

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

	December 31, 2018
	Level 1	Level 2	Total

Cash and Cash Equivalents	$—	$4,449,514	$4,449,514

Common Collective Trusts	—	1,625,724,515	1,625,724,515

FirstEnergy Common Stock Fund
FirstEnergy Common Stock	414,230,234	—	414,230,234
Cash and Cash Equivalents	—	2,578,099	2,578,099
Total FirstEnergy Common Stock Fund	414,230,234	2,578,099	416,808,333

Registered Investment Companies	649,212,234	350,972,292	1,000,184,526

Self Managed Brokerage Accounts[1]	—	125,610,432	125,610,432

Total Investments at fair value [2]	$1,063,442,468	$2,109,334,852	$3,172,777,320

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

6.	Fully Benefit-Responsive Investment Contracts

The Plan has an interest in synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by PIMCO.

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary. The Statement of Changes in Net Assets Available for Benefits and the Statements of Net Assets Available for Benefits present the Synthetic GICs on a contract value basis.

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events, of the magnitude that would limit the Plan’s ability to transact at contract value, are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2019 and 2018:

	2019	2018

Short-term investment fund	$76,336,361	$24,951,959
Synthetic GICs	425,980,685	493,981,153
Total Investments at contract value	$502,317,046	$518,933,112

The synthetic GICs are presented on Schedule H, line 4i - Schedule of Assets (Held at End of Year) at fair value as a requirement of the Form 5500. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

7.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on October 27, 2016, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or under certain other limited circumstances. In the case of withdrawal by a participant employed by FirstEnergy prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

8.	Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by State Street Global Advisors (through March 2019). State Street, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Fidelity Investments (beginning April 2019). Fidelity, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and therefore, these transactions qualify as party-in-interest transactions.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Certain Plan investments are shares of FirstEnergy common stock with sales and purchases of the stock commencing on an as-needed basis. The investments and transactions qualify as party-in-interest transactions.

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2019 and 2018, and for the year ended December 31, 2019:

	2019	2018

Net assets available for benefits per the financial statements	$4,267,254,719	$3,727,569,011
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	4,343,215	(8,797,622)
Net assets available for benefits per Form 5500	$4,271,597,934	$3,718,771,389

Total investment income and interest income on notes receivable
from participants per the financial statements	$825,948,065
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	13,140,837
Investment income per Form 5500	$839,088,902

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost ($)	Current Value ($)

*	FIRSTENERGY COMMON STOCK FUND	FirstEnergy common stock	**	$530,406,742
*	FIDELITY PURITAN FUND	Balanced fund	**	149,691,585
	ACWI EX US - M	International stocks	**	24,650,550
	DFA US SMALL CAP VALUE PORTFOLIO	Small cap value stocks	**	88,649,452
	PIMCO REAL RETURN FUND INSTITUTIONAL CLASS	Bonds	**	29,560,570
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	International stocks	**	219,127,472
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND L	Blend of stocks, fixed income	**	199,423,086
	BLACKROCK LIFEPATH INDEX 2020 FUND L	Blend of stocks, fixed income	**	1,569
	BLACKROCK LIFEPATH INDEX 2025 FUND L	Blend of stocks, fixed income	**	167,085,365
	BLACKROCK LIFEPATH INDEX 2030 FUND L	Blend of stocks, fixed income	**	119,047,195
	BLACKROCK LIFEPATH INDEX 2035 FUND L	Blend of stocks, fixed income	**	70,388,539
	BLACKROCK LIFEPATH INDEX 2040 FUND L	Blend of stocks, fixed income	**	48,546,154
	BLACKROCK LIFEPATH INDEX 2045 FUND L	Blend of stocks, fixed income	**	53,541,569
	BLACKROCK LIFEPATH INDEX 2050 FUND L	Blend of stocks, fixed income	**	65,530,166
	BLACKROCK LIFEPATH INDEX 2055 FUND L	Blend of stocks, fixed income	**	50,042,387
	BLACKROCK LIFEPATH INDEX 2060 FUND L	Blend of stocks, fixed income	**	15,746,275
	BLACKROCK LIFEPATH INDEX 2065 FUND L	Blend of stocks, fixed income	**	259,609
	DODGE & COX INTERNATIONAL FUND	International stocks	**	37,268,719
	SELF MANAGED BROKERAGE ACCOUNTS	Equities, fixed income	**	154,243,335
	US DEBT INDEX FUND M MUTUAL FUND	Bonds	**	29,817,379
	SMALL CAP GROWTH EQUITY	Small cap growth stocks	**	12,699,886
	MARKET COMPLETION INDEX	Blend of large, mid cap and small cap stocks	**	121,308,065
	MID CAP VALUE - I	Mid cap value stocks	**	124,073,894
	EQUITY INDEX - M	Large cap stocks	**	856,408,456

*	CAPITAL PRESERVATION FUND
	STATE STREET STIF	Money market fund	**	76,336,361
	ABBVIE INC SR UNSEC	CORPORATE - 3.20%, 2026	**	207,845
	ABU DHABI GOVT	GOVT- NON US - 2.50%, 2022	**	2,236,224
	AIA GROUP LTD SR UNSEC 144A	CASH EQUIVALENT - 2.43%, 2021	**	2,202,793
	AIG GLOBAL FUNDING SEC 144A	CASH EQUIVALENT - 2.41%, 2021	**	1,205,011
	AMERICAN EXPRESS	CASH EQUIVALENT - 2.65%, 2020	**	401,365
	APPLE INC SR UNSEC	CORPORATE - 1.70%, 2022	**	1,804,204
	AT&T INC SR UNSEC	CORPORATE - 3.20%, 2022	**	1,029,488
	AT&T INC SR UNSEC	CORPORATE - 4.10%, 2028	**	2,119,256
	AVIATION CAPITAL GROUP SR UNSEC 144A	CORPORATE - 2.61%, 2021	**	1,904,873
	BANK 2018-BN12 ASB	MORTGAGE - 4.17%, 2061	**	1,317,730
	BANK 2019-BN21 ASB	MORTGAGE - 2.81%, 2052	**	1,535,753

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BANK OF AMERICA CORP SR UNSEC	CORPORATE - 3.00%, 2023	**	3,576,872
	BANQUE FED CRED MUTUEL SR UNSEC 144A	CORPORATE - 2.93%, 2023	**	1,831,214
	BARCLAYS PLC SR UNSEC	CORPORATE - 3.20%, 2021	**	714,609
	BAT CAPITAL CORP SR UNSEC	CORPORATE - 3.22%, 2024	**	205,947
	BAT INTL FINANCE PLC 144A	CORPORATE - 3.25%, 2022	**	1,125,979
	BMARK 2019-B14 ASB	MORTGAGE - 2.96%, 2062	**	1,447,335
	BNP PARIBAS 144A	CORPORATE - 2.82%, 2025	**	1,825,635
	CANADIAN IMPERIAL BANK SR UNSEC SOFR	CORPORATE - 2.34%, 2023	**	1,707,174
	CASH COLLATERAL FUT SAL USD	CASH EQUIVALENT - 1.45%, 2060	**	43,911
	CASH COLLATERAL LCH FOB USD	CASH EQUIVALENT - 1.45%, 2060	**	51,233
	CGCMT 2013-GC11 AAB	MORTGAGE - 2.69%, 2046	**	521,491
	CGCMT 2015-GC29 AAB WM24 WC4.173211878	MORTGAGE - 2.98%, 2048	**	1,530,238
	COMM 2013-CR11 ASB WM23 WC5.205219817	MORTGAGE - 3.66%, 2050	**	1,165,648
	COMM 2014-CR19 ASB WM14	MORTGAGE - 3.50%, 2047	**	1,745,293
	COMM 2014-UBS6 ASB WM14	MORTGAGE - 3.39%, 2047	**	1,846,467
	COMM 2015-CR23 A3 WM15	MORTGAGE - 3.23%, 2048	**	1,803,069
	COMM 2015-CR23 ASB WM15	MORTGAGE - 3.26%, 2048	**	1,235,229
	COMM 2015-DC1 ASB WM15	MORTGAGE - 3.14%, 2048	**	1,683,383
	COMM 2015-LC19 ASB	MORTGAGE - 3.04%, 2048	**	1,328,745
	COMM 2015-LC21 ASB	MORTGAGE - 3.42%, 2048	**	2,274,298
	COMM 2019-GC44 ASB	MORTGAGE - 2.87%, 2057	**	1,535,403
	COOPERATIEVE RABOBANK UA SR UNSEC 144A	CORPORATE - 2.81%, 2023	**	2,011,153
	CRED SUIS GP FUN LTD SR UNSEC	CORPORATE - 3.80%, 2023	**	367,077
	CREDIT SUISSE NEW YORK SR UNSEC	CORPORATE - 3.00%, 2021	**	2,045,959
	CSAIL 2015-C1 ASB WM15	MORTGAGE - 3.35%, 2050	**	1,081,645
	CSAIL 2017-CX9 ASB	MORTGAGE - 3.26%, 2050	**	1,039,270
	DAIMLER FINANCE NA LLC SR UNSEC 144A	CASH EQUIVALENT - 3.10%, 2020	**	1,508,792
	DAIMLER FINANCE NA LLC SR UNSEC 144A	CASH EQUIVALENT - 2.20%, 2020	**	1,603,705
	DEUTSCHE BANK NY SR UNSEC	CORPORATE - 4.25%, 2021	**	1,860,168
	DEXIA CREDIT LOCAL	CASH EQUIVALENT - 2.25%, 2020	**	2,813,120
	DISCOVER FINANCIAL SVS SR UNSEC	CORPORATE - 3.20%, 2021	**	3,072,780
	EL PASO PIPELINE PART OP SR UNSEC	CORPORATE - 4.30%, 2024	**	1,609,616
	ENBRIDGE INC SR UNSEC	CORPORATE - 2.90%, 2022	**	615,542
	ENBRIDGE INC SR UNSEC	CORPORATE - 2.59%, 2020	**	2,104,888
	EUROPEAN INVESTMENT BANK SR UNSEC	CORPORATE - 2.00%, 2021	**	2,769,939
	FED HOME LN BK BD	CORPORATE - 3.38%, 2023	**	2,659,417
	FED HOME LN BK GLBL BD	CORPORATE - 1.50%, 2024	**	3,285,405
	FED HOME LN MTGE GLBL NT	CASH EQUIVALENT - 1.63%, 2020	**	3,006,381

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHA 221D4 P4/02 GREY 54 NCP	MORTGAGE - 7.43%, 2023	**	117
	FHLMC GOLD 30YR #Q3-1614	MORTGAGE - 3.00%, 2045	**	2,096,401
	FHLMC GOLD 30YR #Q3-3509	MORTGAGE - 3.00%, 2045	**	542,144
	FHLMC GOLD 30YR GNT #G0-8687	MORTGAGE - 3.50%, 2046	**	5,344,039
	FHLMC GOLD 30YR GNT #G0-8693	MORTGAGE - 3.50%, 2046	**	137,957
	FHLMC GOLD 30YR GNT #G0-8823	MORTGAGE - 3.50%, 2048	**	4,115,966
	FHLMC GOLD 30YR GNT #G0-8841	MORTGAGE - 3.50%, 2048	**	1,140,251
	FHLMC GOLD 30YR GNT #G0-8857	MORTGAGE - 4.00%, 2049	**	4,723,315
	FHMS K065 A1 WM27 WC4.3550	MORTGAGE - 2.86%, 2026	**	1,352,641
	FHMS K070 A1	MORTGAGE - 3.03%, 2027	**	3,919,417
	FHR 2666 OD PAC WM23 WC5.84	MORTGAGE - 5.50%, 2023	**	260,611
	FHR 2739 PG PAC WM33 WC5.552	MORTGAGE - 5.00%, 2034	**	588,511
	FHR 2950 FN 1MLIB+45	CASH EQUIVALENT - 2.19%, 2035	**	142,735
	FHR 3185 GT SEQ WM26 WC6.43	MORTGAGE - 6.00%, 2026	**	116,322
	FHR 3225 HF 1MLIB+51BP	CASH EQUIVALENT - 2.25%, 2036	**	184,951
	FHR 3311 FN 1MLIB+30BP	CASH EQUIVALENT - 2.04%, 2037	**	61,154
	FHR 3318 FL 1MLIB+40	CASH EQUIVALENT - 2.14%, 2037	**	176,176
	FHR 3339 FL 1MLIB+58	CASH EQUIVALENT - 2.32%, 2037	**	128,193
	FHR 3355 BF 1MLIB+70	CASH EQUIVALENT - 2.44%, 2037	**	214,326
	FHR 3368 AF 1MLIB+72	CASH EQUIVALENT - 2.46%, 2037	**	29,219
	FHR 3666 FC 1MLIB+73	CASH EQUIVALENT - 2.47%, 2040	**	87,785
	FHR 3699 FD VA 1MLIB+60	CASH EQUIVALENT - 2.34%, 2040	**	265,251
	FHR 3740 DF 1MLIB+48	CASH EQUIVALENT - 2.22%, 2040	**	487,718
	FHR 3743 FA 1MLIB+60	CASH EQUIVALENT - 2.34%, 2040	**	740,071
	FHR 3747 WF VA 1MLIB+48	CASH EQUIVALENT - 2.22%, 2040	**	699,068
	FHR 3751 FG 1MLIB+50	CASH EQUIVALENT - 2.24%, 2050	**	90,888
	FHR 3843 FE 1MLIB+55BP	CASH EQUIVALENT - 2.29%, 2041	**	910,137
	FHR 3843 FG 1MLIB+55BP	CASH EQUIVALENT - 2.29%, 2041	**	910,137
	FHR 3977 FB 1MLIB+52BP	CASH EQUIVALENT - 2.26%, 2041	**	1,087,407
	FHR 3984 DF 1M LIBOR +55BP	CASH EQUIVALENT - 2.29%, 2042	**	1,294,161
	FHR 4400 FA 1MLIB + 40 BP	CASH EQUIVALENT - 2.14%, 2041	**	648,732
	FHR 4736 CD WM39 WC4.9483	MORTGAGE - 3.00%, 2046	**	1,079,898
	FIN FUT EURO$ CME (WHT)	FUTURE - 0.00%, 2020	**	(1,500)
	FL ST BRD OF ADMIN	MUNICIPALS - 2.64%, 2021	**	1,120,823
	FN ARM AL7090 H15T1Y+221.8 9.471	CASH EQUIVALENT - 4.44%, 2037	**	536,211
	FNA 2017-M8 A1 WM27 WC4.598	MORTGAGE - 2.65%, 2027	**	1,470,815
	FNMA GLBL NT	CORPORATE - 1.63%, 2024	**	5,686,188
	FNMA GLBL NT	CORPORATE - 2.38%, 2023	**	2,262,316
	FNMA NT	CASH EQUIVALENT - 1.50%, 2020	**	8,320,198

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA PASS THRU 20YR #254916	CASH EQUIVALENT - 5.50%, 2023	**	91,050
	FNMA PASS THRU 20YR #255075	CASH EQUIVALENT - 5.50%, 2024	**	103,019
	FNMA PASS THRU 20YR #AL6722	CASH EQUIVALENT - 5.00%, 2030	**	1,470,906
	FNMA PASS THRU 30YR #848210	CASH EQUIVALENT - 5.50%, 2035	**	191,036
	FNMA PASS THRU 30YR #884863	MORTGAGE - 5.50%, 2036	**	140,424
	FNMA PASS THRU 30YR #890365	CASH EQUIVALENT - 5.50%, 2041	**	168,204
	FNMA PASS THRU 30YR #938504	CASH EQUIVALENT - 5.50%, 2037	**	70,400
	FNMA PASS THRU 30YR #BK8819	MORTGAGE - 4.00%, 2048	**	3,570,407
	FNMA PASS THRU 30YR #BK8893	MORTGAGE - 4.00%, 2048	**	5,593,790
	FNMA PASS THRU 30YR #BN3956	MORTGAGE - 4.00%, 2049	**	6,716,605
	FNMA PASS THRU 30YR #MA3833	MORTGAGE - 2.50%, 2049	**	11,488,139
	FNMA PASS THRU 30YR #MA3871	MORTGAGE - 3.00%, 2049	**	14,895,312
	FNMA PASS THRU 30YR #SD8001	MORTGAGE - 3.50%, 2049	**	26,695,288
	FNMA PASS THRU 30YR #ZT1951	MORTGAGE - 3.50%, 2049	**	13,625,440
	FNMA TBA 2.5% JAN 30YR	MORTGAGE - 2.50%, 2050	**	(9,449)
	FNMA TBA 3.0% FEB 15YR	MORTGAGE - 3.00%, 2035	**	3,809
	FNMA TBA 3.0% FEB 30YR	MORTGAGE - 3.00%, 2050	**	17,093
	FNMA TBA 3.0% JAN 15YR	MORTGAGE - 3.00%, 2035	**	6,242
	FNMA TBA 3.0% JAN 30YR	MORTGAGE - 3.00%, 2050	**	(2,264)
	FNMA TBA 3.5% FEB 15YR	MORTGAGE - 3.50%, 2035	**	2,523
	FNMA TBA 3.5% JAN 15YR	MORTGAGE - 3.50%, 2035	**	1,039
	FNR 2005-13 FA 1MLIB+45	CASH EQUIVALENT - 2.24%, 2035	**	433,066
	FNR 2005-29 JB WM33 WC7.0709	MORTGAGE - 4.50%, 2035	**	356
	FNR 2005-68 PC WM34 WC6.55	CASH EQUIVALENT - 5.50%, 2035	**	626
	FNR 2006-129 FM 1MLIB+25	CASH EQUIVALENT - 2.04%, 2037	**	57,141
	FNR 2007-109 GF 1MLIB+68	CASH EQUIVALENT - 2.47%, 2037	**	492,045
	FNR 2007-25 FB 1MLIB+33BP	CASH EQUIVALENT - 2.12%, 2037	**	30,966
	FNR 2007-27 FA 1MLIB+31BP	CASH EQUIVALENT - 2.10%, 2037	**	18,413
	FNR 2007-38 FC 1MLIB+42	CASH EQUIVALENT - 2.21%, 2037	**	116,806
	FNR 2007-70 FA 1MLIB+35BP	CASH EQUIVALENT - 2.14%, 2037	**	89,861
	FNR 2008-12 FA 1MLIB+67BP FRN	CASH EQUIVALENT - 2.46%, 2038	**	740,897
	FNR 2010-111 FC 1MLIB+52	CASH EQUIVALENT - 2.31%, 2040	**	103,162
	FNR 2010-115 FM 1MLIB+50	CASH EQUIVALENT - 2.29%, 2040	**	739,041
	FNR 2010-117 FE 1MLIB+40BP	CASH EQUIVALENT - 2.19%, 2040	**	64,662
	FNR 2010-135 LF 1MLIB+45	CASH EQUIVALENT - 2.24%, 2040	**	334,028
	FNR 2010-2 GF 1MLIB+55BP	CASH EQUIVALENT - 2.34%, 2049	**	166,747
	FNR 2015-79 FE 1MLIB+25BP	CASH EQUIVALENT - 2.04%, 2045	**	1,540,753
	FNR 2015-87 BF 1MLIB+30BP	CASH EQUIVALENT - 2.09%, 2045	**	969,957
	FNR 2016-11 CF 1MLIB+35BP	CASH EQUIVALENT - 2.14%, 2046	**	1,770,111

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNR 2016-40 AF 1MLIB+45BP	CASH EQUIVALENT - 2.14%, 2046	**	1,685,368
	FNR 2016-64 KF WM38 WC3.3381	CASH EQUIVALENT - 2.16%, 2046	**	1,665,877
	FNR 2016-82 FM 1MLIB+40BP	CASH EQUIVALENT - 2.09%, 2046	**	2,270,566
	FNR 2016-87 AF 1MLIB+40BP	CASH EQUIVALENT - 2.09%, 2046	**	2,527,630
	FNR 2019-25 FA 1MLIB+45BP	CASH EQUIVALENT - 2.24%, 2049	**	1,110,380
	GE CAPITAL INTL FUNDING SR UNSEC	CORPORATE - 2.34%, 2020	**	3,952,018
	GENERAL MOTORS FINL CO SR UNSEC	CORPORATE - 3.55%, 2021	**	613,988
	GNMA I TBA 4.0% JAN 30YR	MORTGAGE - 4.00%, 2050	**	(19,453)
	GNMA II MULTPL SGL 30YR #MA3105M	MORTGAGE - 3.50%, 2045	**	4,472,425
	GNMA II TBA 4.0% FEB 30YR JMBO	MORTGAGE - 4.00%, 2050	**	1,181
	GNMA II TBA 4.0% JAN 30YR JMBO	MORTGAGE - 4.00%, 2050	**	(14,109)
	GNR 2019-23 FL 1MLIB+45BP	CASH EQUIVALENT - 2.21%, 2049	**	8,400,365
	GOLDMAN SACHS GROUP INC SR UNSEC	CORPORATE - 3.69%, 2028	**	4,339,328
	GOLDMAN SACHS GROUP INC SR UNSEC	CORPORATE - 4.00%, 2024	**	965,675
	GSMS 2015-GC32 A3 WM15	MORTGAGE - 3.50%, 2048	**	950,684
	GSMS 2019-GSA1 AAB	MORTGAGE - 2.99%, 2052	**	2,054,996
	HARLEY-DAVIDSON FINL SER 144A SR UNSEC	CORPORATE - 2.85%, 2021	**	1,813,084
	HSBC HOLDINGS PLC SR UNSEC	CORPORATE - 3.60%, 2023	**	1,359,478
	HSBC HOLDINGS PLC SR UNSEC	CORPORATE - 3.95%, 2024	**	2,110,158
	IMPERIAL BRANDS FIN PLC SR UNSEC 144A	CORPORATE - 3.13%, 2024	**	1,221,493
	IMPERIAL BRANDS FINANCE	CORPORATE - 3.50%, 2023	**	824,869
	IND & COMM BK CHINA/NY SR UNSEC	CASH EQUIVALENT - 2.65%, 2020	**	1,706,855
	ING GROEP NV SR UNSEC	CORPORATE - 4.10%, 2023	**	1,389,849
	IRS USD 2.00000 06/20/18-5Y LCH	INTEREST RATE SWAP - 2.00%, 2023	**	(12,372)
	JACKSON NATL LIFE GLOBAL SEC 144A	CORPORATE - 3.30%, 2021	**	1,532,035
	JPMBB 2013-C17 ASB WM23 WC4.9082	MORTGAGE - 3.71%, 2047	**	1,165,505
	JPMBB 2014-C22 ASB WM24 WC4.580566404	MORTGAGE - 3.50%, 2047	**	1,650,724
	JPMBB 2015-C27 ASB	MORTGAGE - 3.02%, 2048	**	1,634,673
	JPMORGAN CHASE & CO SR UNSEC	CORPORATE - 3.56%, 2024	**	941,416
	JPMORGAN CHASE & CO SR UNSEC	CORPORATE - 3.78%, 2028	**	3,044,218
	JPMORGAN CHASE & CO UNSEC	CORPORATE - 3.90%, 2025	**	1,853,027
	JPN BANK FOR INT'L COOP	CASH EQUIVALENT - 2.13%, 2020	**	3,118,650
	KINDER MORGAN ENER PART	CORPORATE - 3.95%, 2022	**	2,177,283
	KOREA EXPRESSWAY CORP SR UNSEC 144A	CORPORATE - 3.63%, 2021	**	721,200
	KRAFT HEINZ FOODS CO	CORPORATE - 2.80%, 2020	**	159,387
	LLOYDS BANKING GROUP PLC SR UNSEC	CORPORATE - 3.57%, 2028	**	1,572,711
	LLOYDS BANKING GROUP PLC SR UNSEC	CORPORATE - 2.91%, 2023	**	1,933,780
	LOS ANGELES CO REDEV	MUNICIPALS - 2.00%, 2023	**	1,897,904

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	MBALT 2019-A A2	CASH EQUIVALENT - 3.01%, 2021	**	1,295,907
	METLIFE INC SNR S* ICE	CREDIT DEFAULT SWAP - 1.00%, 2024	**	63,504
	MITSUBISHI UFJ FIN GRP SR UNSEC	CORPORATE - 2.62%, 2022	**	2,040,193
	MIZUHO FINANCIAL GROUP SR UNSEC	CORPORATE - 3.92%, 2024	**	3,489,156
	MSBAM 2013-C13 ASB WM23 WC4.922172434	MORTGAGE - 3.56%, 2046	**	927,275
	MSBAM 2014-C16 A4 WM23 C4.78111	MORTGAGE - 3.60%, 2047	**	2,143,946
	MSBAM 2014-C18 A2 WM14	CASH EQUIVALENT - 3.19%, 2047	**	105,721
	MSBAM 2015-C20 ASB WM24 WC4.486757058	MORTGAGE - 3.07%, 2048	**	1,226,746
	NA DEVELOPMENT BANK GLBL SR UNSECURED	CASH EQUIVALENT - 4.38%, 2020	**	4,855,100
	NEW YORK LIFE GLOBAL FDG SEC 144A	CASH EQUIVALENT - 2.23%, 2022	**	2,009,315
	NEWMONT CORP SR UNSEC	CORPORATE - 3.63%, 2021	**	714,490
	NISSAN MOTOR ACCEPTANCE SR UNSEC 144A	CORPORATE - 2.15%, 2020	**	400,395
	NISSAN MOTOR ACCEPTANCE SR UNSEC 144A	CORPORATE - 2.25%, 2020	**	2,010,650
	NYC TRANS FIN AUTH-B2	MUNICIPALS - 3.25%, 2023	**	1,877,435
	OVERSEA-CHINESE BANKING SR UNSEC 144A	CASH EQUIVALENT - 2.35%, 2021	**	802,707
	PENSKE TRUCK LEASING/PTL SR UNSEC 144A	CORPORATE - 3.05%, 2020	**	1,612,097
	PRIVATE EXPORT FUNDING SR UNSEC 144A	CORPORATE - 2.65%, 2021	**	2,437,169
	PRUDENTIAL FINANCIAL INC SNR S* ICE	CREDIT DEFAULT SWAP - 1.00%, 2021	**	20,908
	RABOBANK NEDERLAND UTREC	CORPORATE - 3.88%, 2022	**	1,574,471
	REYNOLDS AMERICAN INC SR UNSEC	CORPORATE - 4.45%, 2025	**	215,772
	ROYAL BK SCOTLND GRP PLC SR UNSEC	CORPORATE - 3.88%, 2023	**	1,054,661
	SAN JOSE REDEV-A-T	MUNICIPALS - 3.13%, 2028	**	834,899
	SANTANDER HOLDINGS USA SR UNSEC	CORPORATE - 4.50%, 2025	**	1,199,859
	SANTANDER UK GROUP HLDGS SR UNSEC	CORPORATE - 2.88%, 2021	**	1,524,688
	SANTANDER UK PLC SR UNSEC	CORPORATE - 2.88%, 2024	**	1,023,975
	SAUDI INTERNATIONAL BOND	GOVT- NON US - 2.88%, 2023	**	3,072,431
	SINOPEC GRP DEV 2018 SR UNSEC 144A	CORPORATE - 2.50%, 2024	**	502,810
	SLCLT 2005-1 A3 3MLIB+10BP	CASH EQUIVALENT - 2.01%, 2025	**	113,918
	SLCLT 2005-2 A3 3MLIB+11BP	CASH EQUIVALENT - 2.00%, 2027	**	411,621
	SLCLT 2006-1 A5 3MLIB+11BP	CASH EQUIVALENT - 2.00%, 2027	**	581,206
	SLCLT 2006-2 A5 3MLIB+10BP	CASH EQUIVALENT - 1.99%, 2026	**	396,158
	SLMA 2004-3 A5 3MLIB+17	CASH EQUIVALENT - 2.11%, 2023	**	37,472
	SLMA 2005-3 A5	CASH EQUIVALENT - 2.03%, 2024	**	125,097
	SLMA 2005-4 A3	CASH EQUIVALENT - 2.06%, 2027	**	746,644

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	SLMA 2005-7 A4 3MLIB+15BP	CASH EQUIVALENT - 2.09%, 2029	**	681,308
	SLMA 2005-8 A4 3MLIB	CASH EQUIVALENT - 2.49%, 2028	**	68,081
	SLMA 2006-6 A3 3MLIB+11BP	CASH EQUIVALENT - 2.05%, 2025	**	14,253
	SLMA 2007-1 A5 3MLIB+9	CASH EQUIVALENT - 2.03%, 2026	**	385,043
	STATE OF QATAR SR UNSEC 144A	GOVT- NON US - 3.88%, 2023	**	1,273,134
	STIF FUND (USD) (FIDELITY)	CASH EQUIVALENT - 1.78%, 2030	**	509,386
	SUMITOMO MITSUI FINL GRP SR UNSEC	CORPORATE - 2.44%, 2021	**	3,031,993
	SUMITOMO MITSUI FINL GRP SR UNSEC	CORPORATE - 2.45%, 2024	**	1,006,481
	SUNTORY HOLDINGS LTD SR UNSEC 144A	CORPORATE - 2.25%, 2024	**	1,695,635
	TECH DATA C	CORPORATE - 3.70%, 2022	**	720,751
	TENN VALLEY AUTHORITY SR UNSEC	CASH EQUIVALENT - 2.25%, 2020	**	502,349
	U S TREASURY BOND	US TREASURY - 2.88%, 2049	**	2,104,059
	U S TREASURY NOTE	CASH EQUIVALENT - 2.00%, 2020	**	67,304
	U S TREASURY NOTE	CASH EQUIVALENT - 2.00%, 2020	**	1,941,770
	U S TREASURY NOTE	US TREASURY - 1.75%, 2021	**	13,383,916
	U S TREASURY NOTE	US TREASURY - 1.50%, 2021	**	13,807,932
	U S TREASURY NOTE	US TREASURY - 2.13%, 2022	**	6,131,359
	U S TREASURY NOTE	US TREASURY - 1.63%, 2021	**	2,002,702
	U S TREASURY NOTE	US TREASURY - 1.63%, 2029	**	2,543,537
	U S TREASURY NOTE	US TREASURY - 2.13%, 2021	**	12,863,214
	U S TREASURY REPO	CASH EQUIVALENT - 1.55%, 2020	**	3,300,072
	UBS GROUP FUNDING SWITZE SR UNSEC 144A	CORPORATE - 2.86%, 2023	**	3,577,041
	UBSBB 2013-C5 AAB WM22 WC4.120420506	MORTGAGE - 2.69%, 2046	**	769,446
	UBSCM 2017-C7 ASB	MORTGAGE - 3.59%, 2050	**	1,688,215
	UNIV OF PITTSBURGH PA	MUNICIPALS - 2.32%, 2021	**	3,036,572
	UT ST-BABS-B	MUNICIPALS - 3.54%, 2025	**	2,860,693
	VM CASH CCP ICE FOB USD	CASH EQUIVALENT - 0.01%, 2060	**	69,739
	VM CASH CCP LCH FOB USD	CASH EQUIVALENT - 0.01%, 2060	**	43,963
	VM CASH FUT DOM SAL USD	CASH EQUIVALENT - 1.45%, 2060	**	178,650
	VOLKSWAGEN GROUP AMERICA SR UNSEC 144A	CORPORATE - 3.88%, 2020	**	1,019,099
	WELLS FARGO & COMPANY SR UNSEC	CORPORATE - 3.00%, 2026	**	1,703,528
	WELLS FARGO & COMPANY SR UNSEC	CORPORATE - 3.55%, 2025	**	3,086,643
	WFCM 2015-C26 ASB WM15	MORTGAGE - 2.99%, 2048	**	1,531,853
	WFCM 2015-C29 ASB WM15	MORTGAGE - 3.40%, 2048	**	1,655,981
	WFCM 2015-C30 ASB WM25 WC4.53	MORTGAGE - 3.41%, 2058	**	1,760,251
	WFCM 2016-C35 ASB WM16 WC0.0	MORTGAGE - 2.79%, 2048	**	1,478,708
	WFCM 2017-C42 ASB	MORTGAGE - 3.49%, 2050	**	1,580,226

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	WISCONSIN-A-REF-TXBL	MUNICIPALS - 1.90%, 2022	**	1,910,798

	Capital Preservation Fund Total			506,660,261

	ARTISAN MIDCAP INVESTOR FUND
	BBH STIF FUND	MONEY MARKET FUND	**	6,918,100
	ADVANCED MICRO DEVICES IN	COMMON STOCKS	**	5,969,734
	AGILENT TECH INC	COMMON STOCKS	**	2,489,005
	ALEXION PHARMACEUTICALS INC	COMMON STOCKS	**	1,992,880
	APTIV PLC	COMMON STOCKS	**	3,266,493
	ARGENX SE SPONSORED ADR	COMMON STOCKS	**	2,601,708
	ARISTA NETWORKS INC	COMMON STOCKS	**	2,914,315
	ASCENDIS PHARMA AS SPON A	COMMON STOCKS	**	3,866,423
	ATLASSIAN CORP PLC CLS A	COMMON STOCKS	**	7,406,325
	BEYOND MEAT INC	COMMON STOCKS	**	408,316
	BOSTON SCIENTIFIC CORP	COMMON STOCKS	**	6,493,909
	BROADRIDGE FIN SOL	COMMON STOCKS	**	2,376,045
	BURLINGTON STORES INC	COMMON STOCKS	**	3,089,350
	CANADA GOOSE HLDGS INC	COMMON STOCKS	**	1,523,928
	CATALENT INC	COMMON STOCKS	**	3,716,025
	CENTENE CORP	COMMON STOCKS	**	2,146,570
	CERIDIAN HCM HLDG INC	COMMON STOCKS	**	3,365,151
	CHIPOTLE MEXICAN GRILL IN	COMMON STOCKS	**	1,735,329
	CINTAS CORP	COMMON STOCKS	**	2,041,241
	CMS ENERGY CORP	COMMON STOCKS	**	1,007,577
	COGNEX CORP	COMMON STOCKS	**	2,728,924
	CREE INC	COMMON STOCKS	**	1,909,779
	DEXCOM INC	COMMON STOCKS	**	4,888,620
	EDWARDS LIFESCIENCES CORP	COMMON STOCKS	**	2,171,930
	EXACT SCIENCES CORP	COMMON STOCKS	**	3,808,234
	FIDELITY NATL INFORM SVCS	COMMON STOCKS	**	7,260,776
	FIRST REPUBLIC BANK	COMMON STOCKS	**	1,940,744
	FIRST SOLAR INC	COMMON STOCKS	**	2,201,131
	FORTIVE CORP	COMMON STOCKS	**	3,563,670
	GENMAB AS SP ADR	COMMON STOCKS	**	4,138,843
	GLOBAL PAYMENTS INC	COMMON STOCKS	**	12,454,791
	GUIDEWIRE SOFTWARE INC	COMMON STOCKS	**	6,009,688

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	HASBRO INC	COMMON STOCKS	**	2,540,871
	HUBSPOT INC	COMMON STOCKS	**	3,412,822
	IHS MARKIT LTD	COMMON STOCKS	**	7,014,633
	INGERSOLL RAND INC	COMMON STOCKS	**	2,420,073
	L3HARRIS TECHNOLOGIES INC	COMMON STOCKS	**	6,287,715
	LULULEMON ATHLETICA INC	COMMON STOCKS	**	2,231,909
	MASCO CORPORATION	COMMON STOCKS	**	2,122,166
	MOTOROLA SOLUTIONS INC	COMMON STOCKS	**	4,622,301
	MSCI INC	COMMON STOCKS	**	1,596,069
	NEW YORK TIMES CO CL A	COMMON STOCKS	**	3,057,372
	OLLIES BARGAIN OUTLET HLD	COMMON STOCKS	**	1,960,998
	PAGSEGURO DIGITAL LTD CL	COMMON STOCKS	**	2,461,877
	PROGRESSIVE CORP OHIO	COMMON STOCKS	**	1,239,389
	ROPER TECH INC	COMMON STOCKS	**	4,467,903
	SAGE THERAPEUTICS INC	COMMON STOCKS	**	648,772
	SAREPTA THERAPEUTICS INC	COMMON STOCKS	**	1,243,171
	SKYWORKS SOLUTIONS INC	COMMON STOCKS	**	2,667,942
	SPOTIFY TECH SA	COMMON STOCKS	**	1,515,839
	TAKE-TWO INTERACTV SOFTWR	COMMON STOCKS	**	2,109,959
	TRADE DESK INC	COMMON STOCKS	**	1,317,864
	TRADEWEB MARKETS INC A	COMMON STOCKS	**	797,591
	TRANSUNION	COMMON STOCKS	**	3,557,695
	TRIMBLE INC	COMMON STOCKS	**	2,867,188
	TRIP.COM GROUP LTD ADR	COMMON STOCKS	**	1,353,540
	VEEVA SYS INC CL A	COMMON STOCKS	**	6,103,097
	VERISK ANALYTICS INC	COMMON STOCKS	**	808,079
	WAYFAIR INC	COMMON STOCKS	**	1,073,324
	WELLCARE HEALTH PLANS INC	COMMON STOCKS	**	1,796,342
	WEST PHARMACEUTICAL SVCS	COMMON STOCKS	**	3,363,634
	ZOOM VIDEO COMM INC CL A	COMMON STOCKS	**	3,094,663
	ZSCALER INC	COMMON STOCKS	**	1,961,184
	ZYNGA INC	COMMON STOCKS	**	4,405,530

	Artisan Midcap Investor Fund Total			204,527,066

	METWEST TOTAL RETURN FUND
	BBH STIF FUND	MONEY MARKET FUND	**	506,667
	ABBVIE INC	CORPORATE DEBT - 4.25%, 2049	**	636,728
	ABBVIE INC	CORPORATE DEBT - 4.40%, 2042	**	215,833

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	ABBVIE INC	CORPORATE DEBT - 4.45%, 2046	**	236,014
	ACE SEC CORP HOME EQUITY LN TR	ASSET BACKED SECURITIES - Variable , 2034	**	882,733
	ACTAVIS FUNDING SCS	CORPORATE DEBT - 3.80%, 2025	**	209,985
	ACTAVIS FUNDING SCS	CORPORATE DEBT - 4.55%, 2035	**	190,890
	AERCAP IRELAND CAP LTD	CORPORATE DEBT - 4.50%, 2021	**	356,017
	AERCAP IRELAND CAP LTD	CORPORATE DEBT - 3.95%, 2022	**	573,242
	AHM 2004-4 4A 6ML+200	MTGE BACKED SECURITIES - Variable , 2045	**	308,906
	AIR LEASE CORP	CORPORATE DEBT - 4.75%, 2020	**	406,619
	AJAX MORTGAGE LOAN TRUST 2019-D Al	ASSET BACKED SECURITIES - 2.96%, 2065	**	1,150,477
	ALIMENTATION COUCHE-TARD INC	CORPORATE DEBT - 3.55%, 2027	**	488,039
	AMERICA WEST	ASSET BACKED SECURITIES - Variable , 2022	**	300,564
	AMERICAN AIRLS 2013-1A	ASSET BACKED SECURITIES - 4.00%, 2027	**	244,001
	AMERICAN CAMPUS CMNTYS OP PRTNRSHP	CORPORATE DEBT - 3.35%, 2040	**	403,308
	AMGEN INC	CORPORATE DEBT - 4.40%, 2045	**	342,381
	ANHEUSER-BUSCH COS LLC	CORPORATE DEBT - 4.70%, 2036	**	158,009
	ANHEUSER-BUSCH COS LLC	CORPORATE DEBT - 4.90%, 2046	**	141,917
	AT&T INC	CORPORATE DEBT - 4.30%, 2030	**	277,742
	AT&T INC	CORPORATE DEBT - 4.30%, 2042	**	256,409
	AT&T INC	CORPORATE DEBT - 4.75%, 2046	**	146,698
	AT&T INC	CORPORATE DEBT - 4.80%, 2044	**	244,622
	AT&T INC	CORPORATE DEBT - 4.85%, 2039	**	138,080
	AT&T INC	CORPORATE DEBT - 5.25%, 2037	**	786,839
	BACARDI LTD	CORPORATE DEBT - 4.70%, 2028	**	240,033
	BAMLL COMMERCIAL MORTGAGE	MTGE BACKED SECURITIES - Variable , 2038	**	354,424
	BANK NEW YORK MELLON CORP	CORPORATE DEBT - 2.26%, 2023	**	608,973
	BANK OF AMERICA CORP	CORPORATE DEBT - 2.74%, 2022	**	604,475
	BANK OF AMERICA CORP	CORPORATE DEBT - 3.00%, 2023	**	498,736
	BANK OF AMERICA CORP	CORPORATE DEBT - 4.27%, 2029	**	666,050
	BAT CAPITAL CORP	CORPORATE DEBT - 4.39%, 2037	**	252,632
	BAT CAPITAL CORP	CORPORATE DEBT - 4.54%, 2047	**	496,380
	BAYER US FIN II LLC	CORPORATE DEBT - 4.38%, 2028	**	774,022
	BAYER US FIN II LLC	CORPORATE DEBT - 4.63%, 2038	**	341,591
	BAYER US FIN II LLC	CORPORATE DEBT - 4.88%, 2048	**	571,550
	BCAP LLC TR 2008-IND2 1ML+l65	MTGE BACKED SECURITIES - Variable , 2038	**	211,754
	BEAR STEARNS ARM TR CSTR	MTGE BACKED SECURITIES - Variable , 2033	**	406,486

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BECTON DICKINSON & CO	CORPORATE DEBT - Variable , 2020	**	225,111
	BROADCOM CORP	CORPORATE DEBT - 3.00%, 2022	**	745,590
	BX TR 2019-OCll	MTGE BACKED SECURITIES - 3.20%, 2041	**	133,709
	CALI MTG TR 2019-101C	MTGE BACKED SECURITIES - 3.96%, 2039	**	251,111
	CAMPBELL SOUP CO FRN	CORPORATE DEBT - Variable , 2020	**	350,104
	CANADIAN NATL RESOURCES LTD	CORPORATE DEBT - 3.85%, 2027	**	78,858
	CHARTER COMM OPER LLC	CORPORATE DEBT - 4.91%, 2025	**	220,151
	CHARTER COMM OPER LLC	CORPORATE DEBT - 3.75%, 2028	**	170,949
	CHARTER COMM OPER LLC	CORPORATE DEBT - 5.75%, 2048	**	116,467
	CIGNA CORP	CORPORATE DEBT - 3.05%, 2027	**	359,598
	CIGNA CORP	CORPORATE DEBT - 4.13%, 2025	**	542,047
	CITIGROUP INC	CORPORATE DEBT - Variable , 2023	**	408,141
	CITIGROUP MORTGAGE LOAN TRUST 2015-6 2Al	MTGE BACKED SECURITIES - Variable , 2035	**	157,941
	CLMT 2016-CL NE A CSTR 144A	MTGE BACKED SECURITIES - Variable , 2031	**	283,951
	COLLEGIATE FDG SVCS ED LN TR	ASSET BACKED SECURITIES - Variable , 2035	**	1,058,150
	COLT FUNDING LLC 2019-4 Al	MTGE BACKED SECURITIES - 2.58%, 2049	**	1,299,703
	COMM 2013-300P MTG TR	MTGE BACKED SECURITIES - 3.55%, 2036	**	216,998
	COMM 2016-787S A CSTR	MTGE BACKED SECURITIES - 4.35%, 2030	**	225,370
	CONTL AIR INC	CORPORATE DEBT - 5.98%, 2023	**	95,299
	COX COMMUMICATIONS INC	CORPORATE DEBT - 3.15%, 2024	**	359,609
	CPT MORTGAGE TR 2019	MTGE BACKED SECURITIES - 2.87%, 2039	**	246,096
	CSMC 2018-RPL9 TR	MTGE BACKED SECURITIES - 3.85%, 2057	**	868,032
	CURRENCY CONTRACT - USD	FORWARD CURRENCY CONTRACT	**	1,356,459
	CURRENCY CONTRACT - USD	FORWARD CURRENCY CONTRACT	**	(1,335,858)
	CURRENCY CONTRACT - USD	FORWARD CURRENCY CONTRACT	**	1,312,637
	CURRENCY CONTRACT - USD	FORWARD CURRENCY CONTRACT	**	(1,289,284)
	CURRENCY CONTRACT - USD	FORWARD CURRENCY CONTRACT	**	1,345,140
	CURRENCY CONTRACT - USD	FORWARD CURRENCY CONTRACT	**	(1,336,312)
	CVS HEALTH CORP	CORPORATE DEBT - 5.05%, 2048	**	915,648
	CVS HEALTH CORP	CORPORATE DEBT - 5.13%, 2045	**	337,148
	CYRUSONE LP	CORPORATE DEBT - 2.90%, 2024	**	542,074
	DAIMLER FIN NORTH AMER LLC	CORPORATE DEBT - 2.20%, 2021	**	269,418

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	DAIMLER FIN NORTH AMER LLC	CORPORATE DEBT - 2.00%, 2021	**	400,541
	DC OFFICE TRUST 2019	MTGE BACKED SECURITIES - 2.97%, 2045	**	268,671
	DEEPHAVEN RESIDENTIAL MTG TR Al 2019	MTGE BACKED SECURITIES - 2.96%, 2059	**	1,076,868
	DRYDEN 71 CLO LTD	ASSET BACKED SECURITIES - Variable , 2029	**	434,784
	DUKE ENERGY CAROLINAS LLC	CORPORATE DEBT - 3.75%, 2045	**	752,949
	DUKE ENERGY PROGRESS LLC	CORPORATE DEBT - 4.20%, 2045	**	567,758
	DUQUESNE LT HLD	CORPORATE DEBT - 5.90%, 2021	**	850,085
	ENERGY TRANSFER PARTNERS MLP	CORPORATE DEBT - 5.15%, 2045	**	367,512
	EQT CORP	CORPORATE DEBT - 3.90%, 2027	**	374,134
	FARMERS EXCHANGE CAP III	CORPORATE DEBT - Variable , 2054	**	829,054
	FEDERAL HOME LN MTG MLT CTF GT STEP	MTGE BACKED SECURITIES - Variable , 2053	**	659,164
	FEDERAL HOME LN MTG MLT CTF GT K-1511 A2	MTGE BACKED SECURITIES - 3.47%, 2031	**	1,181,165
	FEDERAL NAT MTG ASN GTD REM PA	MTGE BACKED SECURITIES - 4.00%, 2047	**	503,002
	FEDERAL NAT MTG ASN GTD REM PA 1ML+50	ASSET BACKED SECURITIES - Variable , 2050	**	1,373,917
	FEDERAL NATL MTG AS GTD RE PTT PA	MTGE BACKED SECURITIES - 3.50%, 2047	**	913,694
	DERAL NATL MTG AS GTD RE PTT CT	MTGE BACKED SECURITIES - 3.00%, 2048	**	829,291
	FEDERAL NATL MTG AS GTD RE PTT 2018-55 P	MTGE BACKED SECURITIES - 3.50%, 2047	**	205,095
	FEDERAL NATL MTG AS GTD RE PTT	MTGE BACKED SECURITIES - 3.00%, 2049	**	473,221
	FHLG 15YR	MTGE BACKED SECURITIES - 2.50%, 2032	**	220,765
	FHLG 15YR	MTGE BACKED SECURITIES - 2.50%, 2032	**	337,560
	FHLG 15YR	MTGE BACKED SECURITIES - 2.50%, 2031	**	247,040
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	132,987
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	271,855
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2033	**	70,203
	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2034	**	683,487
	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2033	**	803,374

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2033	**	246,792
	FHLG 20YR	MTGE BACKED SECURITIES - 3.00%, 2038	**	433,882
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2048	**	280,726
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2017	**	1,537,933
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	65,023
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	1,168,430
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	641,238
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	761,810
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	862,578
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	295,001
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2047	**	280,261
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	868,128
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	1,725,630
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	2,261,553
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	811,010
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	1,903,578
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2045	**	1,359,793
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	1,571,678
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	164,379
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	911,602
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	1,099,578
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	309,861
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	125,086

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	402,365
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	561,912
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	191,718
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2045	**	689,599
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2049	**	960,764
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2048	**	1,824,473
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	196,444
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2048	**	146,167
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2045	**	1,137,620
	FHLG 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	219,655
	FHLG 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	416,863
	FHLG 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	65,353
	FNMA 14YR	MTGE BACKED SECURITIES - 3.17%, 2031	**	492,376
	FNMA 15YR	MTGE BACKED SECURITIES - 2.50%, 2035	**	4,448,378
	FNMA 15YR	MTGE BACKED SECURITIES - 2.50%, 2034	**	2,565,310
	FNMA 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	255,465
	FNMA 30YR	MTGE BACKED SECURITIES - 2.85%, 2022	**	360,365
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2047	**	319,374
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2049	**	1,928,105
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2049	**	1,330,067
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	1,207,909
	FNMA 30YR	MTGE BACKED SECURITIES - 3.12%, 2027	**	435,680
	FNMA 30YR	MTGE BACKED SECURITIES - 3.21%, 2037	**	588,858

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA 30YR	MTGE BACKED SECURITIES - 3.29%, 2032	**	347,556
	FNMA 30YR	MTGE BACKED SECURITIES - 3.32%, 2027	**	480,468
	FNMA 30YR	MTGE BACKED SECURITIES - 3.39%, 2029	**	334,272
	FNMA 30YR	MTGE BACKED SECURITIES - 3.45%, 2034	**	461,531
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	40,346
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	935,050
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	347,817
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2045	**	660,773
	FNMA 30YR	MTGE BACKED SECURITIES - 3.58%, 2020	**	6,680
	FNMA 30YR	MTGE BACKED SECURITIES - 3.99%, 2033	**	1,208,766
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	422,345
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	345,882
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	839,170
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2043	**	306,261
	FNMA 30YR	MTGE BACKED SECURITIES - 4.50%, 2047	**	3,141,504
	FORD MTR CR CO LLC	CORPORATE DEBT - 2.43%, 2020	**	324,387
	FORD MTR CR CO LLC	CORPORATE DEBT - 2.43%, 2020	**	139,914
	FORD MTR CR CO LLC	CORPORATE DEBT - 3.81%, 2021	**	162,920
	FORD MTR CR CO LLC	CORPORATE DEBT - 5.60%, 2022	**	684,761
	FORD MTR CR CO LLC	COMMERCIAL PAPER	**	758,230
	FORD MTR CR CO LLC	CORPORATE DEBT - Variable , 2022	**	59,560
	FORD MTR CR CO LLC	CORPORATE DEBT - Variable , 2021	**	189,114
	FORD MTR CR CO LLC	CORPORATE DEBT - Variable , 2021	**	356,911
	FORD MTR CR LLC	CORPORATE DEBT - 5.75%, 2021	**	1,171,446
	FORD MTR CR LLC	CORPORATE DEBT - 5.88%, 2021	**	130,833
	FREDDIE MAC REMICS 2018-4846 PA	MTGE BACKED SECURITIES - 4.00%, 2047	**	498,719
	GE CAP CORP	CORPORATE DEBT - 5.88%, 2038	**	67,752
	GE CAP INTL FDG CO 144A	CORPORATE DEBT - 4.42%, 2035	**	1,751,556
	GE CAP INTL FDG CO	CORPORATE DEBT - 2.34%, 2020	**	1,326,000

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	GE CAP MTN	CORPORATE DEBT - 6.75%, 2032	**	256,539
	GEN ELEC CAP	CORPORATE DEBT - 4.63%, 2021	**	414,022
	GEN MTRS FINL CO INC	CORPORATE DEBT - 4.20%, 2021	**	404,270
	GLP CAP LP / GLP FING II	CORPORATE DEBT - 5.38%, 2026	**	276,350
	GLP CAP LP / GLP FING II	CORPORATE DEBT - 5.30%, 2029	**	671,974
	GLP CAP LP / GLP FING II	CORPORATE DEBT - 4.00%, 2030	**	199,037
	GNII 30YR	MTGE BACKED SECURITIES - 3.00%, 2049	**	1,325,550
	GNII 30YR	MTGE BACKED SECURITIES - 3.50%, 2049	**	214,896
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2050	**	3,852,038
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2047	**	1,073,757
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2047	**	1,024,921
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2046	**	936,815
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2048	**	1,380,150
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	466,257
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	507,236
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2047	**	857,102
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	127,311
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	480,972
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2047	**	283,271
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	207,208
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2047	**	2,102,425
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	838,494
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	742,043
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	420,309
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2047	**	412,907

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	GNII II	MTGE BACKED SECURITIES - 4.00%, 2047	**	137,919
	GNII II	MTGE BACKED SECURITIES - 4.50%, 2047	**	1,000,937
	GNII II	MTGE BACKED SECURITIES - 4.50%, 2048	**	630,984
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2047	**	158,626
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2046	**	473,324
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2044	**	352,805
	GOLDENTREE LOAN OPPORTUNITIES IX LTD 3ML	ASSET BACKED SECURITIES - Variable , 2029	**	549,764
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - Variable , 2025	**	367,200
	GOVERNMENT NAT MTG AS REMIC PT	MTGE BACKED SECURITIES - 2.63%, 2039	**	1,164,105
	GOVERNMENT NATL MTG ASN MLFY R	MTGE BACKED SECURITIES - 3.50%, 2048	**	387,507
	GS MTG BACKED SECS TR 2018-RPLl AlA	MTGE BACKED SECURITIES - 3.75%, 2057	**	899,721
	GSAA 05-6 Ml	ASSET BACKED SECURITIES - Variable , 2035	**	993,123
	GSINC	CORPORATE DEBT - 5.25%, 2021	**	288,540
	GSMS 2012-ALOH	MTGE BACKED SECURITIES - 3.55%, 2034	**	189,138
	HCA INC	CORPORATE DEBT - 5.13%, 2039	**	253,832
	HCA INC	CORPORATE DEBT - 5.25%, 2049	**	390,131
	HCP INC	CORPORATE DEBT - 4.20%, 2024	**	828,122
	HEALTHCARE REALTY TRUST INC	CORPORATE DEBT - 3.75%, 2023	**	206,394
	HEALTHCARE REALTY TRUST INC	CORPORATE DEBT - 3.88%, 2025	**	236,590
	HIGHER EDUCATION FUNDING I	ASSET BACKED SECURITIES - Variable , 2034	**	1,002,248
	HUDSON YDS 2019-30HY MTG	MTGE BACKED SECURITIES - 3.23%, 2029	**	227,665
	HUDSON YDS 2019-55HY MTG	MTGE BACKED SECURITIES - Variable , 2041	**	269,424
	HUMANA INC	CORPORATE DEBT - 3.95%, 2040	**	391,701
	HVMLT 2005-9 2A1A	MTGE BACKED SECURITIES - Variable , 2035	**	620,424
	IHS MARKIT LTD	CORPORATE DEBT - 4.75%, 2028	**	361,974
	INDIANA MICHIGAN POWER CO	CORPORATE DEBT - 4.55%, 2020	**	349,936
	INTERNATIONA TR	CORPORATE DEBT - 4.63%, 2043	**	688,565

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	INTL FLAVS & FRAG INC	CORPORATE DEBT - 5.00%, 2049	**	356,581
	GOVERNMENT OF JAPAN	FOREIGN OBLIGATIONS - 0.00%, 2020	**	1,334,649
	GOVERNMENT OF JAPAN	FOREIGN OBLIGATIONS - 0.00%, 2020	**	1,334,597
	GOVERNMENT OF JAPAN	FOREIGN OBLIGATIONS - 0.00%, 2020	**	1,288,540
	JP MORGAN CHASE COML MTG SECS TR 2013-Cl	MTGE BACKED SECURITIES - 3.40%, 2039	**	224,862
	JP MORGAN CM SECURITIES TRUST 2016-NINE	MTGE BACKED SECURITIES - Variable , 2038	**	223,343
	JPMORGAN CHASE & CO	CORPORATE DEBT - 4.23%, 2024	**	580,866
	KINDER MORGAN INC DEL	CORPORATE DEBT - 5.50%, 2045	**	179,310
	KRAFT FOODS GROUP INC	CORPORATE DEBT - 5.00%, 2042	**	341,087
	KRAFT HEINZ FOODS CO	CORPORATE DEBT - 4.37%, 2046	**	805,981
	KRAFT HEINZ FOODS CO	CORPORATE DEBT - 4.87%, 2049	**	489,343
	KRAFT HEINZ FOODS CO	CORPORATE DEBT - 5.20%, 2045	**	81,226
	KROGER CO	CORPORATE DEBT - 5.40%, 2049	**	152,251
	LA CA USD	MUNICIPAL BONDS - 5.98%, 2027	**	636,479
	LCM XIII LP ARR 144A	ASSET BACKED SECURITIES - Variable , 2027	**	648,090
	LCM XIX LTD PARTNERSHIP/LLC	ASSET BACKED SECURITIES - Variable , 2027	**	324,972
	LEVEL 3 FINANCING INC	CORPORATE DEBT - 3.40%, 2027	**	402,812
	LLOYDS BANKING GROUP PLC	CORPORATE DEBT - 2.86%, 2023	**	563,052
	LLOYDS BANKING GROUP PLC	CORPORATE DEBT - 2.91%, 2023	**	404,866
	MADISON PK FDG XXX LTD	ASSET BACKED SECURITIES - Variable , 2029	**	272,034
	MET WEST:FLT RT INC	MUTUAL FUNDS	**	4,008,223
	MET WEST:HIGH YLD BD	MUTUAL FUNDS	**	3,382,818
	MHL 05-2 1A1	MTGE BACKED SECURITIES - Variable , 2035	**	237,117
	MLCC 2004-A A1	MTGE BACKED SECURITIES - Variable , 2029	**	342,719
	MORGAN STANLEY CAPITAL I INC	ASSET BACKED SECURITIES - Variable , 2036	**	967,211
	MORGAN STANLEY RESECURITIZATION TR 2015	MTGE BACKED SECURITIES - Variable , 2046	**	312,192
	MORTGAGEIT TR 2005-5 Al STEP	MTGE BACKED SECURITIES - Variable , 2035	**	705,718
	NATIONWIDE MUTUAL INSURANCE CO	CORPORATE DEBT - Variable , 2024	**	399,463
	NAVIENT STUDENT LN TR 2015-2	ASSET BACKED SECURITIES - Variable , 2040	**	1,133,757

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	NEW YORK ST DORM AUTH ST PERS IT REV BUI	MUNICIPAL BONDS - 5.29%, 2033	**	606,950
	NOBLE ENERGY INC 5.25 11/	CORPORATE DEBT - 5.25%, 2043	**	84,286
	NSTR 2006-B AV4 1ML+28 9/	ASSET BACKED SECURITIES - Variable , 2036	**	420,794
	NYU HOSPS CTR 4.784 07/01	CORPORATE DEBT - 4.78%, 2044	**	591,671
	OCTAGON INVT PARTNERS 25	ASSET BACKED SECURITIES - Variable , 2026	**	578,865
	ONE BRYANT PK TR 2019-OBP	MTGE BACKED SECURITIES - 2.52%, 2054	**	326,139
	PARK AEROSPACE HLDGS LTD	CORPORATE DEBT - 5.25%, 2022	**	229,061
	PARK AEROSPACE HLDGS LTD	CORPORATE DEBT - 5.50%, 2024	**	208,603
	PARK AEROSPACE HLDGS LTD	CORPORATE DEBT - 4.50%, 2023	**	104,700
	PEMEX PROJ FDG MASTER TR	CORPORATE DEBT - 6.63%, 2035	**	112,530
	PETROLEOS MEXICANOS	CORPORATE DEBT - 6.50%, 2029	**	273,894
	PETROLEOS MEXICANOS	CORPORATE DEBT - 6.75%, 2047	**	595,163
	PETROLEOS MEXICANOS	CORPORATE DEBT - 7.69%, 2050	**	312,277
	PHEAA STUDENT LOAN TRUST 2015-1	ASSET BACKED SECURITIES - Variable , 2041	**	565,775
	PLAINS ALL AMER PIPELINE	CORPORATE DEBT - 4.65%, 2025	**	374,650
	POTOMAC ELECTRIC POWER CO	CORPORATE DEBT - 3.60%, 2024	**	526,517
	RAMP SER 2006 EFC2 TR	ASSET BACKED SECURITIES - Variable , 2036	**	1,371,859
	RAYMOND JAMES FIN INC	CORPORATE DEBT - 4.95%, 2046	**	268,136
	RBSCF 2013-GSP A CSTR	MTGE BACKED SECURITIES - Variable , 2032	**	219,055
	REYNOLDS AMERICAN INC	CORPORATE DEBT - 5.85%, 2045	**	309,068
	ROCKIES EXPRESS PIPELINE LLC	CORPORATE DEBT - 4.95%, 2029	**	298,724
	SABINE PASS LIQUEFACTION	CORPORATE DEBT - 5.75%, 2024	**	363,438
	SANTANDER UK GROUP HLDGS	CORPORATE DEBT - 2.88%, 2021	**	353,261
	SANTANDER UK GROUP HLDGS	CORPORATE DEBT - Variable , 2024	**	368,643
	SEQUOIA MTG TR	MTGE BACKED SECURITIES - Variable , 2034	**	652,727
	SL GREEN OPER PARTNERSHIP	CORPORATE DEBT - 3.25%, 2022	**	256,034
	SLC STUDENT LN TR 2008-1	ASSET BACKED SECURITIES - Variable , 2032	**	1,240,204
	SLM STUDENT LN TR 2008	ASSET BACKED SECURITIES - Variable , 2083	**	385,889
	SLM STUDENT LN TR 2008 5	ASSET BACKED SECURITIES - Variable , 2073	**	392,924
	SLM STUDENT LN TR 2008-2	ASSET BACKED SECURITIES - Variable , 2083	**	185,700

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	SLM STUDENT LN TR 2008-4	ASSET BACKED SECURITIES - Variable , 2073	**	238,771
	SLM STUDENT LN TR 2008-8	ASSET BACKED SECURITIES - Variable , 2075	**	227,673
	SLM STUDENT LN TR 2012-1	ASSET BACKED SECURITIES - Variable , 2028	**	441,402
	SLM STUDENT LN TR 2012-7	ASSET BACKED SECURITIES - Variable , 2026	**	445,356
	SLMA 2007-7 A4	ASSET BACKED SECURITIES - Variable , 2022	**	443,121
	SLMA 2008-6 A4	ASSET BACKED SECURITIES - Variable , 2023	**	341,040
	SLMA 2008-9 A	ASSET BACKED SECURITIES - Variable , 2023	**	758,925
	SPECTRA ENERGY PARTNERS LP	CORPORATE DEBT - 3.50%, 2025	**	209,151
	SPRINT SPEC	CORPORATE DEBT - 3.36%, 2023	**	425,945
	SPRINT SPECTRUM CO LLC	CORPORATE DEBT - 4.74%, 2029	**	492,426
	STRUCTURED ASSET MTG INVS II INC CSTR	MTGE BACKED SECURITIES - Variable , 2034	**	341,617
	SUNOCO LOGISTICS PRTNR OP	CORPORATE DEBT - 5.40%, 2047	**	271,089
	SWAP COLLATERAL USD	CASH COLLATERAL	**	50,634
	TC PIPELINES MLP	CORPORATE DEBT - 4.38%, 2025	**	585,154
	TCW EMERGING MKT INCM LP	MUTUAL FUNDS	**	1,988,169
	TCW IRS 1YR/2YR	INTEREST RATE SWAPS (IRS)	**	11,902,957
	TCW IRS 1YR/5YR	INTEREST RATE SWAPS (IRS)	**	5,564,225
	TCW IRS 1YR/5YR	INTEREST RATE SWAPS (IRS)	**	4,692,536
	TCW IRS 1YR/5YR	INTEREST RATE SWAPS (IRS)	**	2,180,500
	TIME WARNER CABLE INC	CORPORATE DEBT - 5.50%, 2041	**	222,878
	TOWD PT MTG TR 2017-5 A1	MTGE BACKED SECURITIES - Variable , 2057	**	576,048
	TPMT 17-1 A1	MTGE BACKED SECURITIES - 2.75%, 2056	**	730,441
	TPMT 2016-3	MTGE BACKED SECURITIES - 2.25%, 2056	**	656,654
	UMBS 30YR	MTGE BACKED SECURITIES - 2.50%, 2050	**	1,309,698
	UMBS 30YR	MTGE BACKED SECURITIES - 3.00%, 2050	**	1,140,829
	UMBS 30YR	MTGE BACKED SECURITIES - 5.00%, 2050	**	213,813
	UNITED HEALTH GROUP INC 4	CORPORATE DEBT - 4.75%, 2045	**	460,414
	UNITED STATES TREASURY BO	GOVERNMENT OBLIGATIONS - 2.38%, 2049	**	9,631,522
	US 2YR NOTE (CBT) FUT MAR	FUTURES	**	14,007,500

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	US 5YR NOTE (CBT) FUT MAR	FUTURES	**	27,280,156
	US TREASURY BILLS	GOV'T OBLIGATIONS - 0.00%, 2020	**	232,262
	US TREASURY NOTES	GOV'T OBLIGATIONS - 1.50%, 2024	**	991
	US TREASURY NOTES	GOV'T OBLIGATIONS - 1.50%, 2024	**	24,614,780
	US TREASURY NOTES	GOV'T OBLIGATIONS - 1.75%, 2029	**	3,823,310
	US TREASURY NOTES TII	GOV'T OBLIGATIONS - 0.13%, 2024	**	2,199,466
	US TREASURY NOTES TII	GOV'T OBLIGATIONS - 0.13%, 2024	**	414,338
	US TREASURY NOTES TII	GOV'T OBLIGATIONS - 0.25%, 2029	**	2,945,732
	US TREASURY NOTES TII	GOV'T OBLIGATIONS - 1.00%, 2049	**	3,132,456
	VENTAS RLTY LTD PARTNERSH	CORPORATE DEBT - 3.85%, 2027	**	316,500
	VNDO 2012-6AVE A	MTGE BACKED SECURITIES - 3.00%, 2030	**	244,262
	VODAFONE GROUP PLC	CORPORATE DEBT - 4.88%, 2049	**	826,604
	WALGREENS BOOTS ALLIANCE INC	CORPORATE DEBT - 3.45%, 2026	**	176,885
	WALGREENS BOOTS ALLIANCE INC	CORPORATE DEBT - 4.80%, 2044	**	152,466
	WAMU 05-AR2 2A1A	MTGE BACKED SECURITIES - Variable , 2045	**	449,482
	WAMU 2005-ARl AlA	MTGE BACKED SECURITIES - Variable , 2045	**	429,208
	WAMU MTG PASS THROUGH CTFS	MTGE BACKED SECURITIES - Variable , 2045	**	479,122
	WELLS FARGO & CO NEW 2.40	CORPORATE DEBT - 2.05%, 2025	**	460,000
	WELLS FARGO BK NA SF CA MTN BE	CORPORATE DEBT - Variable , 2022	**	1,647,450
	WELLTOWER INC	CORPORATE DEBT - 3.75%, 2023	**	829,112
	WFCM 2012-LC5 A3	MTGE BACKED SECURITIES - 2.92%, 2045	**	428,688
	WILLIAMS PARTNERS L P NEW	CORPORATE DEBT - 2.92%, 2045	**	166,804
	WRKCO INC	CORPORATE DEBT - 4.90%, 2029	**	159,137
	ZIMMER BIOMET HLDGS INC 3	CORPORATE DEBT - Variable , 2021	**	350,033

	Total Metwest Total Return Fund			298,836,932

		Total Investments		4,177,542,278

	*Notes receivable from participants	Loans receivable with repayment interest of 4.25% to 9.75%	$—	61,682,151

				$4,239,224,429
* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23.1    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 24, 2020

By	/s/ Ana M. Fluke
Ana M. Fluke
Chairperson
Savings Plan Committee